                                                                      Exhibit 4b

                          PRUCO LIFE INSURANCE COMPANY
                       [2999 North 44th Street, Suite 250
                             Phoenix, Arizona 85014]

                     MEDICALLY RELATED SURRENDER ENDORSEMENT

This Endorsement is made a part of your Annuity. If the terms of your Annuity and those of this Endorsement conflict, the provisions of this Endorsement shall control. The benefit provided pursuant to the terms of this Endorsement is a "Medically Related Surrender Benefit."

Effective Date: The Effective Date of this Endorsement is shown in the Medically Related Surrender Schedule Supplement.

Definitions:

Contingency Event: A "Contingency Event" occurs if an Owner (the Annuitant, if the Annuity is owned by an entity) is:

     a) first confined in a Medical Care Facility after the Issue Date and while this Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically Related Surrender Request in Good Order at our Service Office; or

     b) first diagnosed as having a Fatal Illness after the Issue Date and while this Annuity is in force. We may require a second or third medical opinion regarding such diagnosis, at our expense, by a Physician(s) chosen by us. We may request the third medical opinion if the second opinion received conflicts with the first opinion.

Fatal Illness: A condition:

     a)   diagnosed by a Physician; and

     b) expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with this condition.

Licensed Practical Nurse: A person who is:

     a) A professional nurse legally designated "LPN" who, where licensing is required, holds a valid license according to the laws of the United States jurisdiction in which the nursing service is performed and is acting within the scope of that license; and

     b) not you, the Annuitant, or member of either your or the Annuitant's family.

     The term licensed practical nurse (LPN) shall include a licensed vocational nurse (LVN) and any other similarly designated nurse in those jurisdictions in which a professional nurse is designated as other than an LPN and for whom licensing is required.

Medical Care Facility: A facility operated and licensed pursuant to laws of any United States jurisdiction providing medically necessary in-patient care, which is:

     a)   prescribed by a Physician in writing;

     b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located;

     c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and

     d)   certified as a hospital or long-term care facility; or

     e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records.

Owner/Participant: The term "Owner" may be referred to as "Participant" in your Annuity. In this Rider, for simplicity, the Participant is referred to as Owner.

Physician: A person who is:

     a) a professional physician who holds a valid license according to the laws of the United States jurisdiction in which the medical service is performed and is acting within the scope of that license; and

     b) not you, the Annuitant, or member of either your or the Annuitant's family.

Registered Nurse: A person who is:

     a) a professional nurse legally designated "RN" who, where licensing is required, holds a valid license according to the laws of the United States jurisdiction in which the nursing service is performed and is acting within the scope of that license; and

     b) not you, the Annuitant, or member of either your or the Annuitant's family.

                           MEDICALLY RELATED SURRENDER

Upon the occurrence of a Contingency Event prior to the Annuity Date, you may submit a request to our Service Office in Good Order to surrender all or part of your Annuity without application of any Contingent Deferred Sales Charge. We will recapture any Purchase Credits in relation to Purchase Payments made that are applied within 12 months of the date your request is received by us in Good Order. Please refer to the Annuity Schedule to determine if the Annuity makes provision for any Purchase Credits.

If, as a result of your request for a partial withdrawal, the Surrender Value of your Annuity would be less than the Minimum Surrender Value after a Partial Withdrawal shown in the Annuity Schedule, we reserve the right to treat your request as a request for a full surrender.

All Owners (the Annuitant, if your Annuity is owned by an entity) must be alive as of the date we pay the proceeds of such surrender request. This benefit is available only if we agree to, and accept, your designation of the Owner (the Annuitant, if the Annuity is owned by an entity) prior to the occurrence of a Contingency Event.

This benefit is not available:

     (i)  if the Annuity has been assigned, or

     (ii) on the portion, if any, of the amount of the Medically Related Surrender which, when added to the aggregate amount of Medically Related Surrenders you have previously taken under this Annuity and all other annuities issued to you by us or one of our affiliates, would exceed the Maximum Medically Related Surrender Amount shown in the Medically Related Surrender Schedule Supplement. We reserve the right to waive, on a non-discriminatory basis, our right to enforce the Maximum Medically Related Surrender Amount.

Additional Purchase Payments may not be made after a Medically Related Surrender has been approved. A Market Value Adjustment may apply to amounts taken as a Medically Related Surrender. Any applicable Market Value Adjustment is described in any Market Value Adjustment ("MVA") Option Rider or Dollar Cost Averaging ("DCA") Program Rider made a part of your Annuity.

Distributions under this Endorsement are subject to all reporting and withholding rules applicable to annuity distributions.

When we receive your completed Medically Related Surrender Request form, in Good Order, we will process it. If we disapprove your request, we will notify you.

Termination of this Endorsement: Termination of this Endorsement is subject to the following rules:

     A. Termination due to Death: This Endorsement terminates automatically as of the date the Annuity's Death Benefit is determined, unless the Annuity is continued by a Spouse Beneficiary.

     B. Termination on the Annuity Date: This Endorsement terminates automatically as of the Annuity Date.

     C. Termination upon Surrender: This Endorsement terminates upon surrender of the Annuity to which it is made a part.

                         PRUCO LIFE INSURANCE COMPANY


                                   [GRAPHIC]
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                                   Secretary